Exhibit 16.1

1350 Avenue of the Americas New York, NY 10019 212.997.0500 www.rkco.com

June 30, 2014

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re: Jason Industries, Inc. (formerly Quinpario Acquisition Corp.) (Commission File No. 001-36051)

We have read the statements that we understand Jason Industries, Inc. will include under Item 4.01 of the Form 8-K report that it will file regarding the recent change of auditors and are in agreement with the statements contained in the third sentence of the first paragraph and second and third paragraphs of Item 4.01 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Yours truly,

/s/ Rothstein Kass

Rothstein Kass
New York, New York